

March 26, 2012

Ronald J. Pasek
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

>   **Re: Altera Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 17, 2012**
>   **File No. 000-16617**

Dear Mr. Pasek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Sales Overview, page 33

1.   We reference the disclosure of sales by product category, vertical market, FPGAs and CPLDs and by geography. With a view toward enhanced disclosure in future filings, please tell us why you do not include a more detailed discussion about the reasons for significant fluctuations in these disclosures. Please refer to SAB Topic 13.B and Item 303(A) of Regulation S-K.

Item 8. Financial Statements

Note 15. Segment and Geographic Information, page 66

2.   We note the disclosure that you operate in only one industry segment. We also see that you discuss your results of operations by product category, vertical market, and by geography within MD&A. Please tell us how you considered the guidance in FASB ASC 280-10-50-1 through 11 in determining that you have only one segment. Tell us the nature of the discrete financial information that is available to the chief operating decision maker that is regularly reviewed to make decisions about resources to be allocated and assess performance.

3.   We note that you do not provide quantitative information about products and services in this note. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may contact Allicia Lam, at (202) 551-3316, or Tim Buchmiller, at (202) 551-3635, with other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant